UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

QIWI plc
(Name of Issuer)

Class B Ordinary Shares, having a nominal value of €0.0005 per share
(Title of Class of Securities)

74735M108
(CUSIP Number)

Sergey Solonin
75 Panagioti Tsangkari, ITAKA BUILDING, Potamos Germasogeias, 4042, Limassol, apt. 201
tel. +62 853 3811 92 04
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 2, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of reporting persons Sergey Solonin
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) PF
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Russian Federation
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 15,274,900
	8.	Shared voting power 0
	9.	Sole dispositive power 15,274,900
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 15,274,900
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 24.4%(1)
14.	Type of reporting person (see instructions) IN

1	Based on 52,299,453 class B ordinary shares outstanding as of December 31, 2021, as disclosed by QIWI on Form 20-F, filed with the Securities and Exchange Commission (the "Commission") on April 29, 2022, plus the number of shares of class A ordinary shares held by Mr. Solonin, which are treated as converted into class B ordinary shares only for the purpose of computing the percentage ownership of the Reporting Persons. Each class B ordinary share is entitled to one vote, and each share of class A ordinary shares is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the class A ordinary shares.

Schedule 13D

This Amendment No. 2 (this “Amendment”) amends and supplements the statement on Schedule 13D filed by Mr. Sergey Solonin on October 11, 2018, as amended by Amendment No. 1 filed on January 14, 2020 (the “Schedule 13D”), relating to the beneficial ownership of shares of class B ordinary shares, par value €0.0005 per share, of QIWI Plc (the “Registrant”). Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Schedule 13D.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated as follows:

This Schedule 13D is being filed by Sergey Solonin (the “Reporting Person”). The Reporting Person is currently is a citizen of Russia and resident of Cyprus.

The Reporting Person has served as a member of the board of directors of the Registrant since December 2010 and as chairman of the board of directors of the Registrant since January 2020.

The Reporting Person’s principal business address is 75 Panagioti Tsangkari, ITAKA BUILDING, Potamos Germasogeias, 4042, Limassol, apt. 201.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated as follows:

Dalliance Services Company, a corporation wholly owned by the Reporting Person, purchased a total of 4,861,390 American Depositary Shares representing class B ordinary shares in the Registrant at a price of $2.50 each, through a tender offer (the “Offer”). The Offer is set out in a Tender Offer Statement filed under cover of Schedule TO by Dalliance Services Company and Mr. Sergey Solonin with the United States Securities and Exchange Commission (the “SEC”) on July 19, 2022 (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”). The source of funds used for the acquisitions of the class B ordinary shares was personal funds of the Reporting Person.

As a result of the transactions described herein, the Reporting Person beneficially owns a total of 10,413,510 class A ordinary shares of the Registrant and 4,861,390 class B ordinary shares of the Registrant.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated as follows:

As set forth in Item 2 above, the Reporting Person has served as a member of the board of directors of the Registrant since December 2010 and as chairman of the board of directors of the Registrant since January 2020. The Reporting Person acquired the securities mentioned in Item 3 above for investment purposes.

Although the Reporting Person has no present intention to acquire additional securities of the Registrant, he intends to review his investment on a regular basis and may at any time or from time to time determine, alone or as part of a group, (i) to acquire additional securities of the Registrant, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Registrant owned by it in the open market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations and subject to the restrictions on transfers set forth in the transaction documents described in this Amendment.

Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change his intention with respect to any or all of such matters. In reaching any decision as to his course of action (as well as to the specific elements thereof), the Reporting Person currently expects that he would take into consideration a variety of factors, including, but not limited to, the following: the Registrant’s business and prospects; other developments concerning the Registrant and its businesses generally; other business opportunities available to the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Registrant.

Other than as described above, the Reporting Person does not have any plans or proposals relating to any of the following: (a) the acquisition by any person of additional securities of the Registrant, or the disposition of securities of the Registrant; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Registrant or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Registrant or any of its subsidiaries; (d) any change in the present board of directors or management of the Registrant, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Registrant; (f) any other material change in the Registrant’s business or corporate structure; (g) changes in the Registrant’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Registrant by any person; (h) causing a class of securities of the Registrant to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Registrant becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

Items 5(a) and (c) of the Schedule 13D are hereby amended and restated as follows:

(a) The Reporting Person beneficially owns 10,413,510 class A ordinary shares of the Registrant and 4,861,390 class B ordinary shares of the Registrant. Because each class A ordinary share entitles its holder to ten (10) votes, as opposed to Class B ordinary shares which entitle its holder to one (1) vote, the Reporting Person’s shareholdings represent approximately 69.7% of the total outstanding voting power in the Registrant, based on 10,413,522 class A shares and 52,299,453 class B shares outstanding as of December 31, 2021, as reported on the Registrant's Form 20-F filed with the Commission on April 29, 2022.

(c) Except as disclosed in this Amendment, the Reporting Person has not effected any transaction in QIWI plc class A ordinary shares or class B ordinary shares during the past (60) days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 7, 2022

Sergey Solonin

By:	/s/ Sergey Solonin
Name:	Sergey Solonin